

07001143

SECURITIES AND EXCHANGE COMMISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49200

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Rydex Distributors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9601 Blackwell Road
(No. and Street)

Rockville,	Maryland	20850
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter Brophy — (443) 276 - 0578
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name - if individual, state last, first, middle name)

250 W. Pratt Street, Suite 2100	Baltimore	Maryland	21201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



AFFIRMATION

I, Peter Brophy, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to the firm of Rydex Distributors, Inc. (the "Company") as of December 31, 2006, are true and correct. I further affirm that neither the Company nor any partner or officer has any proprietary interest in any account classified solely as that of a customer.



Signature

Chief Financial Officer
Title

Sworn before me this 27th day
of February, 2007:

Notary Public
My commission expires 10/1/2010

This report ** contains (check all applicable boxes):

[x] (a) Facing Page.
[x] (b) Statement of Financial Condition.
[x] (c) Statement of Income (Loss).
[x] (d) Statement of Changes in Financial Condition.
[x] (e) Statement of Changes in Stockholders' Equity.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[x] (g) Computation of Net Capital.
[x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
[ ] (j) A Reconciliation, including appropriate explanations, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[x] (l) An Oath or Affirmation.
[ ] (m) A copy of the SIPC Supplemental Report.
[x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

See also PUBLIC report filed simultaneously herewith which contains:
Statement of Financial Condition
Supplemental Report on Internal Control


SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH. D.C.
210
SECTION

RYDEX DISTRIBUTORS, INC.
(SEC ID No. 8-49200)

Statement of Financial Condition
as of December 31, 2006,
and
Independent Auditors' Report,
and
Supplemental Report on Internal Control

****

Filed pursuant to Rule 17a-5(e) (3) under the Securities Exchange Act of 1934 as a PUBLIC DOCUMENT.



PricewaterhouseCoopers LLP
Suite 2100
250 W. Pratt St.
Baltimore MD 21201
Telephone (410) 783 7600
Facsimile (410) 783 7680
www.pwc.com

Report of Independent Auditors

To the Board of Directors and Stockholders of
Rydex Distributors, Inc.:

In our opinion, the accompanying balance sheet presents fairly, in all material respects, the financial position of Rydex Distributors, Inc. at December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management; our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the balance sheet, assessing the accounting principles used and significant estimates made by management, and evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.



February 27, 2007

RYDEX DISTRIBUTORS, INC.

Statement of Financial Condition

December 31, 2006

Assets

Cash and cash equivalents	$ 9,898,836
Marketable securities	12,204,618
Fees receivable from Rydex Funds	1,111,131
Due from affiliated companies	416,563
Other receivables	134,312
Prepaid fees	1,048,943
Property and equipment, net	274,251
Restricted cash	100,000
Other assets	250,091
Total Assets	$ 25,438,745

Liabilities and Stockholder's Equity

Liabilities	
Accounts payable	$ 71,704
Accrued compensation	1,365,557
Accrued expenses	119,749
Income taxes payable	160,461
Payable to broker dealers, advisors and service providers	6,567,709
Due to affiliated companies	2,468,407
Total liabilities	10,753,587
Stockholder's equity	
Voting common stock, no par value; authorized, issued and outstanding 1,000 shares	8,407,409
Non-voting common stock, par value $.0001; authorized, issued and outstanding 100,000 shares	10
Retained earnings	6,277,739
Total stockholder's equity	14,685,158
Total Liabilities and Stockholder's Equity	$ 25,438,745

See accompanying notes to financial statements.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies

General

Rydex Distributors, Inc. (the "Company") is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers. The Company has offices in Rockville, Maryland and Chicago, Illinois. The Company serves as distributor for the Rydex Series Funds, Rydex Dynamic Funds, and Rydex Variable Trust (the "Rydex Funds") as well as the Rydex ETF Trust and the Rydex Currency Trust.

The Company acts as an introducing broker dealer. Customer accounts are carried by a clearing broker dealer on a fully disclosed basis. The company earns transaction and asset based fees based on customer activities and pays the clearing broker dealer fees for processing customer activity and maintaining the accounts.

The Company's financial condition and results of operations do not necessarily reflect what might have occurred had the Company operated outside its affiliated group.

New Pronouncements

In June 2006, the FASB Staff issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes", or FIN 48, which clarifies the accounting treatment for uncertain tax positions. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 requires that we recognize in the financial statements the impact of a tax position if that position is more likely than not to be sustained on audit, based on the technical merits of the position. FIN 48 also provides guidance on de-recognition, balance sheet classification, interest and penalties, accounting in interim periods and footnote disclosures. We will be required to adopt FIN 48 as of January 1, 2007 and we are in the process of determining the impact, if any, of the adoption of FIN 48 on our financial statements.

Revenue

The Company receives a mutual fund service fee from Rydex Variable Trust for providing shareholder services, and in turn, compensates service providers who have entered into agreements with the Company to provide such services. Rydex Fund Services, Inc. ("Services"), an affiliated entity, has agreed to reimburse the Company for the portion of the fees due to third parties which are in excess of the amount received by the Company.

The Company serves as exclusive agent for the Rydex Series Funds and the Rydex Dynamic Funds. A mutual fund service fee is received based on an annual percentage of average daily net assets of the specified funds. A portion of these fees are paid by the Company to third parties who have entered into agreements with the Company in connection with the sale of shares of these funds.

The Company receives mutual fund promotion fees from PADCO Advisors, Inc. ("Advisors") for services in connection with the promotion of Advisors, Advisors II and the Rydex Funds. Those services include maintaining a national service operation that promotes the Rydex Funds to the registered investment advisors and broker-dealers that recommend and sell the Rydex Funds. The fees are calculated based on a cost plus fee basis.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies (continued)

Cash and Cash Equivalents

The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

The Company maintains its cash in bank deposit accounts which at times may exceed federally insured limits. The Company had bank deposits in excess of insured limits of $8,007,386 at December 31, 2006. The Company believes it is not exposed to any significant credit risk on cash. The Company had $1,691,450 invested in money market mutual funds at December 31, 2006.

Marketable Securities

The Company's marketable securities, which are classified as trading securities, have a readily determinable fair market value. Management determines the appropriate classification of its investments at the time of purchase and re-evaluates such determinations at each balance sheet date. The specific-identification method is used to determine cost in computing realized gains and losses. The unrealized gain or loss in the fair market value in relation to cost is reflected in the statement of income.

Property and Equipment

Property and equipment is stated at cost net of accumulated depreciation and amortization. Depreciation on furniture and equipment is recorded over the useful lives of the assets of 3 to 7 years on a straight-line basis. Depreciation on leasehold improvements is recorded over the shorter of the lease term or the useful life of the improvements. Amortization of software is on a straight-line basis over 3 years.

Prepaid Fees

In connection with the distribution of certain shares of affiliated mutual funds, the Company pays independent investment advisors for distribution services. Some of these distribution service fees are paid in advance. The prepaid fees are amortized to expense over the service period of one year. If the shares are redeemed within one year, the Company is entitled to recover the original fee (see "Redemption Fees" below).

Income Taxes

The asset and liability method provides that deferred taxes be adjusted to reflect the tax rates at which future taxable amounts will be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in earnings in the period such changes are enacted. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the financial statements. These temporary differences result in taxable or deductible amounts in future years.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

1. Organization and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. Affiliated Companies

The Company's owner also owns 100 percent of Advisors which provides investment advisory services to the Rydex Series Funds and the Rydex Dynamic Funds which are part of a mutual fund complex registered with the Securities and Exchange Commission under the Investment Company Act of 1940; 100 percent of Services which provides portfolio accounting, general administrative, shareholder, dividend disbursement, transfer agent, and registrar services; and 100 percent of Advisors II which provides management advisory services to the Rydex Variable Trust, the Rydex ETF Trust, and the Rydex Currency Trust.

The Company receives fees from Rydex Variable Trust for providing investor services. The Company, in turn, compensates third-parties for providing such services. The Company is reimbursed by Services for the portion of the fees that it pays to third-parties which are in excess of the fees received from Rydex Variable Trust. The amount of fees reimbursed by Services was $3,590,000 for the year ended December 31, 2006.

Fees received from affiliated companies and the Funds for the year ended December 31, 2006 are as follows:

PADCO Advisors, Inc.	$	11,060,000
Rydex Fund Services, Inc.		3,590,000
Rydex Series Funds - distribution and service fees		18,456,427
Rydex Dynamic Funds		5,839,796
Rydex Variable Trust		5,490,159
	$	44,436,382

The Company has $1,691,450 invested in a money market mutual fund sponsored by Advisors at December 31, 2006.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

2. Affiliated Companies (continued)

The Company receives some of its services from its affiliates which provide the use of its employees, facilities and utilities. The Company also shares certain other operating expenses with affiliates. A summary of amounts due from and payable to affiliated companies at December 31, 2006 is as follows:

Due from affiliated companies		
PADCO Advisors II, Inc.	$	303,299
Rydex Fund Services, Inc.		113,264
	$	416,563
Due to affiliated companies		
PADCO Advisors, Inc.		2,468,407
	$	2,468,407

3. Marketable Securities

Marketable securities, which are classified as trading securities, as of December 31, 2006 are summarized as follows:

Mutual funds, at cost	$	11,308,181
Unrealized gain		560,433
Unrealized loss		(99,131)
Market and carrying value	$	11,769,483
U.S. Government obligations, at cost	$	435,000
Accrued interest		135
Market and carrying value	$	435,135

4. Property and Equipment

Property and equipment at December 31, 2006 is summarized as follows:

Category (useful life)		
Equipment (5 years)	$	360,395
Furniture (7 years)		9,791
Software (3 years)		186,730
Leasehold improvements (term of lease)		5,932
		562,848
Accumulated depreciation and amortization		(288,597)
	$	274,251

Depreciation and amortization expense amounted to $98,941 for the year ended December 31, 2006.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

5. Operating Leases

The Company conducts portions of its operations from leased facilities in Maryland and Illinois. Rent expense was $407,591 for the year ended December 31, 2006.

Future minimum payments under these leases are as follows for years ending December 31:

2007	$	94,692
2008		98,479
2009		102,418
2010		34,583
Total minimum rental payments	$	330,172

6. Income Taxes

Income taxes are computed under the provisions of Financial Accounting Standards Board ("FASB") Statement No. 109, "Accounting for Income Taxes." Under the provisions of FASB 109, an entity recognizes deferred tax assets and liabilities for future tax consequences of events that have been previously recognized in the Company's financial statements or tax returns. The measurement of deferred tax assets and liabilities is based on provisions of the enacted tax law, the effects of future changes in tax laws or rates are not anticipated.

As of December 31, 2006 the Company recognized deferred tax liabilities in the amount of $151,290. This liability represents the temporary differences arising from the different methods of accounting for accrued vacation pay, unrealized securities losses and depreciation expense used by the Company for tax and financial statement presentation.

The provision for income taxes consists of the following at December 31, 2006:

Current		
Federal	$	783,000
State		142,000
		925,000
Deferred		
Federal		175,312
State		38,810
		214,122
Total provision for income taxes	$	1,139,122

The effective income tax rates of 43 percent for the year ended December 31, 2006 exceeds the statutory federal income tax rate of 34 percent primarily because of state income taxes and the non-deductibility of certain meal and entertainment expenses.

RYDEX DISTRIBUTORS, INC.

Notes to Financial Statements

December 31, 2006

7. Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital of the greater of $250,000 or 6⅔ percent of aggregate indebtedness and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $9,650,616 which was $8,943,796 in excess of its required net capital of $706,820. The Company's net capital ratio was 1.10 to 1 at December 31, 2006.

The Company is exempt from Rule 15c3-3, which requires a reserve with respect to customer funds, pursuant to the sub paragraph (k)(2)(ii) thereof.

8. Retirement Plan

The Company has a qualified 401(k) plan which covers employees who meet specified age and employment requirements. Contributions other than employee deferrals are at the discretion of management. The Company's contribution to the plan was $146,717 for the year ended December 31, 2006. Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's contribution portion of their accounts, plus actual earnings thereon, is based on years of continuous service. A participant is 100% vested after six years of credited service.

9. Contingencies

The Company has provided a guarantee to their clearing broker. Under the agreement, the Company has agreed to indemnify the clearing broker for customers introduced by the Company that are unable to satisfy the terms of their contracts. The Company's liability under these arrangements is not quantifiable. However, the potential for the Company to be required to make payments under this agreement is remote. Accordingly, no contingent liability is carried on the statement of financial condition for these transactions.

END